EXHIBIT 99.(a)(1)(D)

FROM:	William Worthen, President and Chief Executive Officer

SUBJECT:	Alsius Corporation Offer to Exchange Certain Outstanding Options for Restricted Stock Units

DATE:	June 16, 2008

Alsius Corporation (the “Company”) is happy to offer you the opportunity to participate in an offer to exchange certain of your outstanding options for restricted stock units (the “Offer”). Many of the currently outstanding stock options held by our employees, officers, consultants and advisors are “underwater,” which means that the per share exercise prices of such stock options are greater than the current market price of our common stock. In recognition of the fact that equity awards are a valuable motivation and retention tool and, as such, help to align employee, officer, consultant, advisor and stockholder interests, the Board of Directors has approved the Offer, which will allow you to exchange certain outstanding stock options for restricted stock units to be granted under the Company’s 2006 Equity Incentive Plan (the “Plan”). A restricted stock unit is essentially a promise by us to issue common stock to you in the future, as described below, and is structured to help insure that you receive appropriate incentive to continue to help grow our business.

It is very important that you read and understand and act on the materials describing the Offer that are included with this letter. The various summaries in this letter and in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units (the “Offer Statement”) are critical to read and understand. We urge you to take the time to study the materials, ask any questions that will help you better understand the materials, and make an informed decision whether or not to participate. If you do nothing, you will effectively be making a decision not to participate in the Offer and you will retain your current stock options under their current terms and conditions, including their exercise prices.

A restricted stock unit (“RSU”) is an equity grant valued in terms of our common stock, but shares of common stock are not issued at the time of the grant of a restricted stock unit. Instead, after you satisfy any vesting requirements, such as continued employment with or service to the Company, and you have furnished the Company with sufficient funds to satisfy the Company’s tax withholding obligations, we will distribute to you the number of shares of common stock equal to the number of vested restricted stock units.

The number of RSUs you will receive will depend on the number of shares of common stock you are eligible to receive upon the exercise of your eligible options. The number of RSUs that you will be granted in exchange for the cancellation of your eligible options will be equal to one-half (1/2) of the number of shares issuable in the aggregate under all of your tendered eligible option(s) (rounded down to the nearest whole number).

The RSUs will vest according to the following, subject to your continuous service (as defined in the Plan) on each relevant vesting date:

o	None of the restricted stock units will be vested on the restricted stock unit grant date;

o
The RSUs will vest in three (3) equal annual installments; 1/3 on the first anniversary of their grant date, 1/3 on the second anniversary of their grant date, and 1/3 on the third anniversary of their grant date; and

o	Accelerated vesting of the RSUs may also be provided under certain circumstances as described in the Offer.

We expect that the Offer will end on July 25, 2008 and the RSU grant date will be the next business day.

The Offer is being made under the terms and subject to the conditions specified in the Offer and exhibits thereto, which are available in our SEC filing which can be accessed through the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. You should read all of these documents carefully before you decide whether or not to participate in the Offer.

Your participation in the Offer is entirely voluntary, and involves risks that are discussed in the Offer. We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Offer. If you choose not to participate, you will retain your current stock options under their current terms and conditions, including their exercise prices.

If you choose to participate in the Offer, you must deliver your completed Letter of Transmittal by hand delivery, US mail, overnight courier, fax or email to:

ALSIUS CORPORATION
Attn: Brett Scott, Chief Financial Officer,
15770 Laguna Canyon Road, Suite 150, Irvine, CA 92618
Email: bscott@alsius.com
Fax. No. (949) 753-1819

NO LATER THAN 5:00 P.M., PACIFIC TIME, ON JULY 25, 2008

If the Company has not received your properly completed and signed Letter of Transmittal before the Offer expires, you will have rejected the Offer and you will keep your current options under their current terms and conditions. The Letter of Transmittal is included with this letter.

Please read all of the materials describing the Offer that are included with this letter carefully. This letter is an introduction to the Offer, but does not detail all the terms and conditions that apply. Please direct any questions you may have regarding the Offer to: Brett Scott, Chief Financial Officer, 15770 Laguna Canyon Road, Suite 150, Irvine, California  92618, (949) 453-0150.